Press Release

Xionics and XLI Discontinue Acquisition Plans

Xionics Document Technologies Inc. ("Xionics" or the "Company"),
(NASDAQ:XION) and Xerographic Laser Images Corporation ("XLI"),
(NASDAQ Bulletin Board: XLCC) recently announced that they had signed a memorandum of understanding for Xionics to acquire XLI for stock and cash totaling approximately $5.2 million.

Xionics and XLI announced today that, after further discussions, they have amicably agreed that Xionics' interests would be best served by XLI remaining an independent technology developer. Accordingly, Xionics and XLI have terminated their memorandum of understanding and will not proceed with the acquisition. However, the two companies expect to maintain a strong relationship. Xionics has licensed XLI's resolution enhancement technology, as previously announced, and XLI has committed support and engineering services to assist Xionics in the integration of this technology into Xionics' XipChip family of image processors.

XLI develops hardware and software products that produce enhanced resolution output from printers, digital copiers, scanners and fax systems.
The company's corporate headquarters is based in Billerica, MA.

Xionics is a leading developer of innovative silicon and software for printing, scanning, copying, processing and transmitting paper documents to computer peripherals. Xionics partners with industry's leading original equipment manufacturers to develop peripherals that provide the performance, output quality and network connectivity for today's office computing market. Xionics also markets, through a worldwide distribution channel, board-level image printing, scanning and viewing acceleration products for production document imaging applications. The company's corporate headquarters is based in Burlington, MA with offices in Japan, Germany and the United Kingdom.